Exhibit 97.1

CHINA YUCHAI INTERNATIONAL LIMITED

POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

China Yuchai International Limited (the “Company”) has adopted this Policy for Recovery of Erroneously Awarded Compensation (the “Policy”), effective as of October 2, 2023 (the “Effective Date”). Capitalized terms used in this Policy but not otherwise defined in the text of this policy are defined in Section 11.

1.	Persons Subject to Policy

This Policy shall apply to current and former Officers of the Company and each other current and former Covered Person. The Company may require that a Covered Person sign an Acknowledgment Agreement, in a form satisfactory to the Company, pursuant to which such Covered Person will agree to be bound by the terms of, and comply with, this Policy; however, any Covered Person’s failure to sign any such Acknowledgment Agreement shall not negate the application of this Policy to the Covered Person.

2.	Compensation Subject to Policy

This Policy shall apply to Incentive-Based Compensation received on or after the Effective Date. For purposes of this Policy, the date on which Incentive-Based Compensation is “received” shall be determined under the Applicable Rules, which generally provide that Incentive-Based Compensation is “received” in the Company’s fiscal period during which the relevant Financial Reporting Measure is attained or satisfied, without regard to whether the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

3.	Recovery of Erroneously Awarded Compensation

In the event that the Company is required to prepare a Restatement, the Company shall recover, reasonably promptly, the portion of any Incentive-Based Compensation that is Erroneously Awarded Compensation, unless the Committee has determined that recovery would be Impracticable. Recovery shall be required in accordance with the preceding sentence regardless of whether the applicable Covered Person engaged in misconduct or otherwise caused or contributed to the requirement for the Restatement and regardless of whether or when restated financial statements are filed by the Company. For clarity, the recovery of Erroneously Awarded Compensation under this Policy will not give rise to any person’s right to voluntarily terminate employment for “good reason,” or due to a “constructive termination” (or any similar term of like effect) under any plan, program or policy of or agreement with the Company or any of its affiliates.

4.	Manner of Recovery; Limitation on Duplicative Recovery

The Committee shall, in its sole discretion, determine the manner of recovery of any Erroneously Awarded Compensation, which may include, without limitation, reduction or cancellation by the Company or an affiliate of the Company of Incentive-Based Compensation or Erroneously Awarded Compensation, reimbursement or repayment by any person subject to this Policy of the Erroneously Awarded Compensation, and, to the extent permitted by law, an offset of the Erroneously Awarded Compensation against other compensation payable by the Company or an affiliate of the Company to such person. Notwithstanding the foregoing, unless otherwise prohibited by the Applicable Rules, to the extent this Policy provides for recovery of Erroneously Awarded Compensation already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 or Other Recovery Arrangements, the amount of Erroneously Awarded Compensation already recovered by the Company from the recipient of such Erroneously Awarded Compensation will be credited to the amount of Erroneously Awarded Compensation required to be recovered pursuant to this Policy from such person.

5.	Administration

This Policy shall be administered, interpreted and construed by the Committee, which is authorized to make all determinations necessary, appropriate or advisable for such purpose. The Board of Directors of the Company (the “Board”) may re-vest in itself the authority to administer, interpret and construe this Policy in accordance with applicable law, and in such event references herein to the “Committee” shall be deemed to be references to the Board. Subject to any permitted review by the applicable national securities exchange or association pursuant to the Applicable Rules, all determinations and decisions made by the Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company and its affiliates, equity holders and employees. The Committee may delegate administrative duties with respect to this Policy to one or more directors or employees of the Company, as permitted under applicable law, including any Applicable Rules.

6.	Interpretation

This Policy will be interpreted and applied in a manner that is consistent with the requirements of the Applicable Rules, and to the extent this Policy is inconsistent with such Applicable Rules, it shall be deemed amended to the extent necessary to ensure it is consistent therewith.

7.	No Indemnification; No Liability

The Company shall not indemnify or insure any person against the loss of any Erroneously Awarded Compensation pursuant to this Policy, nor shall the Company directly or indirectly pay or reimburse any person for any premiums for third-party insurance policies that such person may elect to purchase to fund such person’s potential obligations under this Policy. None of the Company, an affiliate of the Company or any member of the Committee or the Board shall have any liability to any person as a result of actions taken under this Policy. The foregoing sentence will not limit any other rights to indemnification of the members of the Board under applicable law and the Company’s governing documents.

8.	Application; Enforceability

Except as otherwise determined by the Committee or the Board, the adoption of this Policy does not limit, and is intended to apply in addition to, any other clawback, recoupment, forfeiture or similar policies or provisions of the Company or its affiliates, including any such policies or provisions of such effect contained in any employment agreement, bonus plan, incentive plan, equity-based plan or award agreement thereunder or similar plan, program or agreement of the Company or an affiliate or required under applicable law (the “Other Recovery Arrangements”). The remedy specified in this Policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company or an affiliate of the Company.

9.	Severability

The provisions in this Policy are intended to be applied to the fullest extent of the law; provided, however, to the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

10.	Amendment and Termination

The Board or the Committee may amend, modify or terminate this Policy in whole or in part at any time and from time to time in its sole discretion. This Policy will terminate automatically when the Company does not have a class of securities listed on a national securities exchange or association and will be limited the extent that any provision of the Applicable Rules is no longer in effect or applicable to the Company.

11.	Definitions

“affiliate” means, in relation to a specified person, a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

“Applicable Rules” means Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder, the listing rules of the national securities exchange or association on which the Company’s securities are listed, and any applicable rules, standards or other guidance adopted by the U.S. Securities and Exchange Commission or any national securities exchange or association on which the Company’s securities are listed, in each case, as amended from time to time.

“Committee” means the committee of the Board responsible for executive compensation decisions comprised solely of independent directors (as determined under the Applicable Rules), or in the absence of such a committee, a majority of the independent directors serving on the Board.

“Covered Persons” means each person who is an Officer and each person who is a Designated Person.

“Designated Person” means a person that the board of directors of the Company or the Committee designates from time to time as being subject to this Policy.

“Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a current or former Covered Person that exceeds the amount of Incentive-Based Compensation that would have been received by such current or former Covered Person based on a restated Financial Reporting Measure, as determined on a pre-tax basis in accordance with the Applicable Rules. For clarity, if the Company determines that the Restatement would not cause a Financial Reporting Measure upon which the Incentive-Based Compensation was granted, earned or vested to be restated or otherwise adjusted in a manner that would reduce the amount of the Incentive-Based Compensation that such current or former Covered Person actually received, then, with respect to the portion of the Incentive-Based Compensation that was granted, earned or vested based on such Financial Reporting Measure, there is no amount of Erroneously Awarded Compensation that is subject to recovery under Section 3 of this Policy. For example, a Covered Person receives Incentive Based Compensation that is earned solely based on achievement of an EBITDA goal, and a Restatement affects multiple different items in the financial statements and/or the notes thereto, but the Company determines that the Restatement will not result in a change in EBITDA. In this example, there is no Erroneously Awarded Compensation required to be recovered pursuant to Section 3 of this Policy.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measure” means any measure determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures, including GAAP, IFRS and non-GAAP/IFRS financial measures, as well as stock or share price and total equity holder return. Financial Reporting Measures include, but are not limited to, revenue, EBITDA, financial ratios, share price and total shareholder return.

“GAAP” means United States generally accepted accounting principles.

“IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.

“Impracticable” means (a) the direct costs paid to third parties to assist in enforcing recovery would exceed the Erroneously Awarded Compensation; provided that the Company (i) has made reasonable attempts to recover the Erroneously Awarded Compensation, (ii) documented such attempt(s), and (iii) provided such documentation to the relevant listing exchange or association, (b) to the extent permitted by the Applicable Rules, the recovery would violate the Company’s home country laws pursuant to an opinion of home country counsel; provided that the Company has (i) obtained an opinion of home country counsel, acceptable to the relevant listing exchange or association, that recovery would result in such violation, and (ii) provided such opinion to the relevant listing exchange or association, or (c) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

“Incentive-Based Compensation” means, with respect to a Restatement, any compensation that is granted, earned, or vested based wholly or in part upon the attainment of one or more Financial Reporting Measures and received by a person: (a) after beginning service as an Officer (in the case of an Officer) or in the role that the Covered Person held at the time that such Covered Person became subject to this Policy (in the case of a Covered Person other than an Officer); (b) who served as an Officer and/or was a Covered Person at any time during the performance period for that compensation; (c) while the issuer has a class of its securities listed on a national securities exchange or association; and (d) during the applicable Three-Year Period. Without limiting the foregoing, the following is not Incentive-Based Compensation: (i) compensation that is granted, earned, or vested regardless of whether any Financial Reporting Measures are attained, and (ii) compensation that is granted, earned, and vested at the discretion of the Board or its duly authorized committee based solely upon the attainment of criteria that are not Financial Reporting Measures.

“Officer” means each person who serves as an executive officer of the Company, as defined in Rule 10D-1(d) under the Securities Exchange Act of 1934, as amended.

“Restatement” means an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Three-Year Period” means, with respect to a Restatement, the three completed fiscal years immediately preceding the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such Restatement, or, if earlier, the date on which a court, regulator or other legally authorized body directs the Company to prepare such Restatement. The “Three-Year Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.